iSoft International Inc.
                          1 Ahmed Kamal St., Sidi Gaber
                             Alexandria 21311, Egypt
                             Tel: +20 (10) 920-4278

                               September 26, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Katherine Wray, Esq.


                            iSoft International Inc.
                            Registration Statement on
                         Form S-1 (File No. 333-174443)

Dear Ms. Wray:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, iSoft International Inc. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to September 27, 2011 at 9:00 a.m. E.S.T. or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned at (206) 522-2256.

                                    Very truly yours,


                                    By: /s/ Mahamed Ayad
                                       ---------------------------------------
                                    Name:  Mahamed Ayad
                                    Title: President

cc: Thomas E. Puzzo, Esq.